SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Press release entitled “BBVA Banco Francés reports fourth quarter earnings for fiscal year 2004”.

CONTACT:	María Adriana Arbelbide
Investor Relations
Phone: (5411) 4341 5036
E-mail: marbelbide@bancofrances.com.ar

March 7, 2005

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FORTH QUARTER EARNINGS FOR FISCAL YEAR 2004

Executive summary

•	Operating income for fiscal year ended December 31, 2004, totaled Ps.249 million, which compares favorably to a Ps.310.5 million loss registered in the previous fiscal year. The main drivers of such an improvement were: a) a decrease in the average funding cost of fixed rate funds together with a higher variation in the CER index and an increasing intermediation volume and b) a higher efficiency level, as a result of increasing fees and decreasing administrative expenses. During the present fiscal year BBVA Banco Francés S.A., or BBVA Banco Francés, was able to reduce 2003 losses by 69.3%.

•	During the present fiscal year BBVA Banco Francés reinforced its capital base through a capital increase of Ps. 364 million. Following such capitalization the Bank ranks as one of the leading entities in Argentina, in terms of stockholders equity.

•	The incipient private sector loan recovery showed in 2003, was reinforced during the present fiscal year pushed by overdrafts, personal loans and credit card financing in the retail segment and through short-term financings, such as notes discounted, working capital financing, investment-banking products - such as financial trusts - and some longer term transactions (which include financings with terms of up to one-year), in the corporate segment. During the last twelve-month period, our net private loan portfolio grew 35.3% - i.e. Ps.599 million.

•	BBVA Banco Francés has successfully consolidated its leadership in the market, boosted by a commercial strategy focused on its large customer base and its team of professionals. As of December 31, 2004 the Bank remained as the first private financial entity measured by deposits, with a 10.6% market share in private sector deposits.

•	The positive evolution in transactional business derived in a 27.4% increase in fees, as compared to the previous fiscal year, which together with a 6% drop in administrative expenses, resulted in a significant improvement in the efficiency ratio. Net fee income as a percentage of Administrative expenses grew from 45.5% as of December 31, 2003 to 58.4% by the end of 2004. However, should fees coming from FX purchase & sales be included in income from services, such accumulated ratio as of December 2004 reaches 73.4%.

•	The outstanding management of risk assets, combined with a conservative provisioning policy led to a sustained improvement in asset quality. The non-performing ratio, with respect to all our financings, decreased from 9.29% as of December 31, 2003 to 1.26% as of December 31, 2004, while the coverage ratio improved from 57.46% to 114.3%, in the same period.

•	BBVA Banco Francés has reduced its Public sector exposure by 13.6% (Ps.1,256 million), during the 2004 fiscal year. However, the December 2004 balance includes a larger Lebac portfolio than that of the previous fiscal year. Should we exclude the effect of the increae in Lebac holdings, the Bank’s exposure to the Public sector decreases aproximately Ps. 1,690 million compared to December 2003.

Condensed Income Statement (1) in $ thousands except income per share, income per ADS and percentages	FY 2004	FY 2003	% Change
Net Financial Income	513,947	74,513	589.74%
Provision for loan losses	(52,002)	(77,506)	-32.91%
Net income from services	294,712	231,332	27.40%
Inflation adjustment	—	4,174	-100.00%
Administrative expenses	(507,572)	(540,212)	-6.04%
Inflation adjustment	—	(2,788)	-100.00%
Operating income	249,085	(310,487)	180.22%
Income (loss) from equity investments	43,058	(4,283)	1105.32%
Income (Loss) from Minority interest	(323)	4,785	-106.75%
Other income/expenses	(280,345)	216,540	-229.47%
Inflation adjustment		(133)	-100.00%
Income tax	(96,147)	(182,148)	-47.21%
Net income for the period	(84,672)	(275,726)	-69.29%
Net income per share (2)	-0.18	-0.75	-76.02%
Net income per ADS (3)	-0.54	-2.25	-76.02%

(1)	Exchange rate: Ps. 2,9738= 1 US$

(2)	Assumes 471,361,306 ordinary shares outstanding for the quarter ended 12/31/04 and 368,128,432 for the quarter ended 12/31/03.

(3)	Each ADS represents three ordinary shares.

Fourth quarter of fiscal year 2004

According to the monthly indicator for economic activity (EMAE, Estimador Mensual de Actvidad Económmica), economic activity continued to expand at a healthy pace in the fourth quarter of 2004 -2.7%-, similar to that of the previous quarter. Once again Industrial production growth was led by a strong performance of the automobile sector, which still has idle capacity.

Fiscal performance remained strong. Annual tax collection was up 36% as compared to the previous year, after high fourth quarter revenues. In spite of the Government’s decision to postpone until next year the deadline to pay the last installment of income tax and the expansion of public expenditure, the primary fiscal surplus totalled Ps. 17.3 billion in 2004, almost doubling the surplus of the previous year.

Inflation remained subdued in the fourth quarter, in line with the trend of previous months, and averaged an annual 5%. However, during the last month of 2004 it accelerated, with CPI index increasing 0.8% month on month.

On the financial front, the peso-U.S. dollar exchange remained stable, mainly due to the active intervention of the Central Bank. The monetary base (including reverse repos) increased Ps. 6,300 million, compared to an increase of Ps. 5,000 million in the third quarter. Due to high liquidity there was no pressure on interest rates; deposit rates remained at a similar level while interest rates of Central Bank’s short-term bills (LEBACs) showed a downward trend.

The more expansive monetary policy together with the decision to postpone December income tax payments resulted in an increased flow of deposits to private banks. Total private deposits in pesos and dollars grew 5.2% in the fourth quarter, while the first nine months of the year accumulated a 6.6% growth. As for assets, the private sector loan portfolio continued to recover.

The Business:

BBVA Banco Francés is one of the largest banks in Argentina, ranking as the first private bank in deposits and loans, according to recent statistics published by the Central Bank – in December 2004. As of December 31, 2004 the Bank had a total of Ps.9.2 billion in deposits and Ps.14.5 billion in assets and a market capitalization of Ps. 3.3 billion.

BBVA Banco Frances’s universal commercial strategy, aiming to achieve a leading position in all of the different market segments, bolsters the Bank’s franchise differentiation in the market. On top of that, the Bank’s strong corporate culture, with its customers and its team of professionals as cornerstones, continues to focus on specialization and segmentation for each business area.

During the present 2004 year, the Bank gradually resumed traditional banking products and services. The growing business of financial intermediation was added to the transactional activity, which was the pillar of our strategy in 2002 and 2003. Looking forward, the Bank faces the challenge of rebuilding its private sector loan portfolio, while the economy continues to grow, and consolidating its financial margin, optimizing the funding structure. Likewise, the Bank keeps targeting higher fee revenues and lower costs aiming to further improve in efficiency.

Presentation of Financial Information

It is important to note that:

•	All foreign currency transactions accounted for at a free exchange rate as of December 31, 2004 have been translated into pesos at the reference exchange rate of Ps. 2.9738 per U.S. dollar, published by the Central Bank of Argentina on that date.

•	This press release contains unaudited information that consolidates all of the banking activities on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

•	To provide a meaningful comparison to previous quarters, we include on page 16 of this press release the balance sheet of BBVA Banco Francés including Banco Francés Cayman Ltd. (which we refer to as “Banco Francés Cayman”, a subsidiary of BBVA Banco Francés that was sold in March 2004) by the equity method.

FOURTH QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
Net Financial Income	135,996	133,191	71,847	2.11%	89.29%
Provision for loan losses	(20,400)	(11,178)	8,166	82.50%	349.82%
Net income from services	81,584	75,325	64,098	8.31%	27.28%
Administrative expenses	(139,828)	(122,142)	(141,005)	14.48%	-0.83%
Operating income	57,352	75,196	3,106	-23.73%	1746.49%
Income (loss) from equity investments	8,341	7,438	(20,855)	-12.14%	140.00%
Income (Loss) from Minority interest	(1,148)	(40)	2,146	-2770.00%	-153.49%
Other income/expenses	(141,126)	(149,874)	(63,493)	5.84%	-322.27%
Income tax	49,432	54,286	(507)	-8.94%	—
Net income for the period	(27,149)	(12,994)	(79,603)	-108.93%	65.89%
Net income per share (2)	-0.06	-0.04	-0.22	-63.18%	73.36%
Net income per ADS (3)	-0.17	-0.11	-0.65	-63.18%	73.36%

(1)	Exchange rate: Ps. 2.9738= 1 US$

(2)	Assumes 471,361,306 ordinary shares outstanding for the quarter ended 12/31/04 and 368,128,432 for the quarters ended 09/30/04 and 12/31/03.

(3)	Each ADS represents three ordinary shares.

Operating income of the December 2004 quarter registered a Ps.57.4 million gain, compared to the Ps. 3.1 million and the Ps. 75.2 million gains, registered in the quarters ended on December 31, 2003 and September 30, 2004, respectively. The strong reduction in the average cost of funds combined with a vigorous increase in the CER index variation – 32.3% - and a growing intermediation volume led to the consolidation of the net financial margin in the last twelve-month period. Likewise the greater efficiency, which was driven by an increased net income from services and lower administrative expenses, helped to compensate the increase in Provision for loan losses. The decrease in Operating income as compared to the previous quarter is mainly explained by a lower CER index variation and higher loan loss provisions, factors that were partly offset by an increase in Net income from services.

The loss in Other income/expenses is mainly explained by: i) a Ps.51 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance to Central Bank’s regulations - which does not imply that the Bank waives its right to demand a future compensation, ii) the registration of general provisions, and iii) the provisions made during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Income tax.

Net income for the fourth quarter of fiscal year 2004, accounted for a Ps.27.1 million loss, compared to a Ps.79.6 million loss registered in the December 2003 quarter.

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos except percentages	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
Return on Average Assets (1)	-0.77%	-0.38%	-2.09%	-100.33%	63.37%
Return on Average Shareholders’ Equity (1)	-7.48%	-4.02%	-17.79%	-85.89%	57.95%
Net fee Income as a% of Operating Income	37.50%	36.12%	47.15%	3.80%	-20.47%
Net fee Income as a% of Administrative Expenses	58.35%	61.67%	45.46%	-5.39%	28.35%
Adm. Expenses as a% of Operating Income (2)	64.27%	58.58%	103.72%	9.71%	-38.04%

(1)	Annualized

(2)	Adm.Expenses / Net financial income + Net income from services

Net financial Income

The structural term and rate mismatch in assets and liabilities of the financial system and of BBVA Banco Francés, following measures taken by the Government during 2002 and 2003, brought about a strong dependence on the relative behavior of the consumer price index, or CPI, vis-à-vis interest rates. While a significant part of the Bank’s risk assets accrue interest at a variable interest rate, adjusted by CER plus an interest rate, most liabilities accrue interest at a fixed rate, except for certain discount loans granted to BBVA Banco Francés by the Central Bank, the remaining portfolio of rescheduled deposits, known as CEDROS and the new CER adjusted deposits. As previously mentioned, the successful pricing policy implemented by the Bank, led to a gradual fall in the average cost of funds. Such lower funding structure, jointly with a higher CER index variation and an increasing private sector loan portfolio, had a positive impact on the spread.

Public Sector Exposure

During the present fiscal year BBVA Banco Francés reduced its exposure to the Public sector by 13.6% (Ps. 1,256 million). However, the December 2004 balance includes a larger Lebac portfolio than that of the previous fiscal year. Should we exclude the effect of the increase in Lebac holdings, the Bank’s exposure to the Public sector decreases approximately Ps. 1,690 million compared to December 2003.

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos except percentages	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
- Loans to the Federal government & Provinces	6,084,888	6,071,125	5,899,181	0.23%	3.15%
- Total bond portfolio	1,918,242	1,432,855	3,359,893	33.88%	-42.91%
Compensatory bond	78,384	145,334	1,025,021	-46.07%	-92.35%
Compensatory bond to be credited	—	109,125	250,149	-100.00%	-100.00%
Other government bonds	1,099,111	1,090,038	1,776,753	0.83%	-38.14%
Bills from the Central Bank	740,747	88,358	307,970	738.35%	140.53%
- Total exposure to the Public Sector	8,003,130	7,503,980	9,259,074	6.65%	-13.56%

As of December 31, 2004, total exposure to the Public sector - including loans and bonds - amounted to approximately Ps. 8.0 billion. The main factor in the reduction as compared to the same quarter of previous fiscal year was a decrease in the compensatory bond (BODEN 2012), primarily due to the sale of Banco Francés Cayman subsidiary last March. On top of that, during the present quarter the Bank charged off the compensatory assets being objected to by the Central Bank – which does not imply that the Bank has waived its claims for compensation in respect to the asymmetric pesification.

The decrease in Other government bonds is mainly related to the subscription - with guaranteed bonds BOGAR that Banco Francés had in its portfolio - of the Government bonds (BODEN 2013) to be delivered to those depositors who had accepted the first and second swap option plan launched by the Government, partly offset by a larger LEBAC portfolio.

A larger LEBAC portfolio, registered in Other Government bonds, mainly explains higher exposure to the Public sector, as compared to the September 2004 quarter.

It should be mentioned that out of a total exposure to Public sector of Ps. 8 billion, only bonds in the amount of Ps. 597 million are non-performing. In regards to such portfolio, in February 2005 the Bank accepted the sovereign reestructuring proposal of the Argentine government. The remaining Public sector assets are performing normally and their market values have significantly increased during 2004 (31% increase in BOGAR, 33% increase in BODEN 2012 and 44% increase in PG Global 2008 estimated parity).

Total loan portfolio

The chart below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos except percentages	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
Net total loans	8,381,197	8,318,566	7,596,676	0.75%	10.33%
Advances	272,275	321,035	154,098	-15.19%	76.69%
Notes discounted and purchased	251,332	289,001	200,061	-13.03%	25.63%
Consumer Mortgages	401,064	415,924	415,885	-3.57%	-3.56%
Personal loans	182,627	152,303	104,411	19.91%	74.91%
Credit cards	252,511	231,348	192,099	9.15%	31.45%
Car secured loans	25,943	14,962	5,390	73.39%	381.32%
Loans to financial sector	41,285	30,023	77,558	37.51%	-46.77%
Loans to public sector	3,983,624	3,880,252	3,934,954	2.66%	1.24%
Other	963,843	903,227	852,543	6.71%	13.06%
Unaccrued interest	(924)	(620)	(298)	49.03%	210.07%
Adjustement and accrued interest & exchange differences receivable	2,129,581	2,216,307	2,016,131	-3.91%	5.63%
Less: Allowance for loan losses	(121,964)	(135,196)	(356,156)	-9.79%	-65.76%

Net private sector loan portfolio grew 35.3% (Ps. 599 million) in the last twelve-month period. The commercial private sector loan portfolio was driven by the 76.7%, 13.1% and 25.6% increases in advances, other loans – which include foreign trade transactions – and notes discounted, respectively - basically in the corporate segment. As for retail segment, growth was pushed by personal loans, credit cards and car secured loans.

Moreover, during the last quarter, the positive trend in private loans continued, with a 6.7% increase in other loans, in the corporate segment and a 19.9%, 9.2% and 73.4% in personal loans, credit cards and car secured loans, respectively.

Government and Private Securities

The following chart shows the total exposure of the Bank in government and private securities as of December 31, 2004, including repurchase agreement transactions. The decrease in Total bond portfolio compared to the same quarter of the previous fiscal year is mainly explained by the aforementioned sale of Banco Francés Cayman and the decision of the Bank to charge off the compensatory assets being objected by the Central Bank – which does not imply its waiving to the requests made.

The decrease in Other government bonds is mainly related to the subscription - with guaranteed bonds BOGAR - of the Government bonds to be delivered to those depositors who agreed to enter into swap options pursuant to the first and second swap option plan launched by the Government, partly offset by a larger LEBAC portfolio (Central Bank bills).

As previously mentioned, the increase in Government and Private securities, as compared to the September 2004 quarter, is mainly explained by a larger LEBAC portfolio, registered in Other fixed income securities.

Communication “A” 3911 provides that Federal Government Secured Loans (issued pursuant to Decree No.1387/2001), Government bonds not subject to capital requirements for market risk, Provincial Government secured loans and bonds (issued pursuant to Decree No.1579/2002 – under Resolution 539/2002 of the Ministry of Economy - and other unlisted Government securities and loans must be booked at the lower of the following two values: i) the technical value (amount that should be adjusted by CER, if applicable, plus any interest accrued pursuant to the conditions of issuance), and ii) the present value of future cash flows at a discount rate set by the Central Bank (3.5% for December 2004). The difference between both valuations should be accounted for in a balancing account. The application of such regulation has had no impact in the Income Statement as of December 2004.

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos except percentages	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
Holdings	2,038,635	1,472,507	2,863,068	38.45%	-28.80%
Trading	755,589	114,534	408,221	559.71%	85.09%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	649,700	650,544	149,879	-0.13%	333.48%
Investment Accounts( RML)	—	—	—	—	—
Investment accounts - Compensatory bond	78,384	145,334	1,025,021	-46.07%	-92.35%
Other fixed income securities	610,287	617,577	1,279,947	-1.18%	-52.32%
Allowances	(55,325)	(55,482)	—	-0.28%	—
Repurchase Agreements	—	—	557,270	—	-100.00%
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	—	—	557,270	—	-100.00%
Trading (Reverse repo)	—	—	—	—	—
Net Position	2,038,635	1,472,507	3,420,338	38.45%	-40.40%
Trading	755,589	114,534	408,221	559.71%	85.09%
Investment Accounts	649,700	650,544	707,149	-0.13%	-8.12%
Investment Accounts (RML)	—	—	—	—	—
Investment accounts - Compensatory bond	78,384	145,334	1,025,021	-46.07%	-92.35%
Other fixed income securities	610,287	617,577	1,279,947	-1.18%	-52.32%
Allowances	(55,325)	(55,482)	—	-0.28%	—

Net Position in Other fixed income securities as of September 2004 includes Ps. 120.4 million of Private Bonds

Income from Securities and Short-Term Investments

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos except percentages	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
Income from securities and short-term investments	18,191	9,888	(21,267)	83.97%	-185.54%
Trading account	2,105	2,599	2,397	-19.00%	-12.17%
Investment account	—	—	22	—	-100.00%
Investment account - Compensatory bond	589	594	(32,540)	-0.79%	-101.81%
Other fixed income securities	15,497	6,695	8,854	131.47%	75.03%
CER adjustment	5,837	10,840	8,770	-46.15%	-33.44%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	5,837	10,840	8,770	-46.15%	-33.44%

Income from securities and short-term investments registered a gain of Ps.18.2 million in the quarter ended December 31, 2004, compared to a Ps.21.3 million loss and a Ps.9.9 million gain posted in the December 2003 and September 2004 quarters, respectively. It is important to note that the December 2003 quarter included a loss related to the sale of a BODEN 2012 portfolio registered in Banco Francés Cayman.

Funding Sources

BBVA Banco Francés is the leading private sector bank in terms of deposits, with a 10.6% market share in private sector deposits as of December 31, 2004.

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos except percentages	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
Total deposits	8,751,307	8,023,661	7,147,648	9.07%	22.44%
Current accounts	1,675,024	2,522,467	2,263,190	-33.60%	-25.99%
Peso denominated	1,670,124	2,444,183	2,230,845	-31.67%	-25.13%
Foreign currency	4,900	78,284	32,345	-93.74%	-84.85%
Savings accounts	2,395,535	1,518,426	1,167,438	57.76%	105.20%
Peso denominated	1,919,569	1,151,795	936,187	66.66%	105.04%
Foreign currency	475,966	366,631	231,251	29.82%	105.82%
Time deposits	4,390,587	3,714,010	3,552,037	18.22%	23.61%
Peso denominated	2,885,720	2,619,136	3,389,172	10.18%	-14.85%
CER adjusted time deposits	1,218,212	845,620	86,314	44.06%	1311.37%
Foreign currency	286,655	249,254	76,551	15.01%	274.46%
Other	290,161	268,758	164,983	7.96%	75.87%
Peso denominated	236,855	218,164	120,969	8.57%	95.80%
Foreign currency	53,306	50,594	44,014	5.36%	21.11%
Rescheduled deposits	458,837	543,781	1,043,539	-15.62%	-56.03%
Peso denominated	458,837	543,781	1,043,539	-15.62%	-56.03%
Foreign currency	—	—	—	—	—
Total deposits + Rescheduled deposits & CEDROS	9,210,144	8,567,442	8,191,187	7.50%	12.44%

Since July 2002 new deposits in the financial system have shown a sustained growth. During the present fiscal year growth was led by public sector, mainly due to tax matters and increased fiscal solvency. However, during the last quarter trends reverted and the private sector became the main driver, mainly due the Government’s decision to postpone the payment of income tax and the expansion of public expenditure. Private sector peso and dollar denominated deposits (excluding rescheduled funds) grew 5.2% (Ps.4.0 billion), while the rescheduled portfolio continued to decline by Ps.703 million. Likewise, the Bank’s total deposits increased 12.4% as compared to the December 2003 balance - or 22.4% excluding the effect of the contraction of rescheduled deposits - and 7.5% as compared to the September 2004 quarter - or 9.1% excluding the effect of the contraction of rescheduled deposits.

Growth was mainly driven by saving account and time deposits, with emphasis in CER adjusted CDs. This type of funds represented a valuable alternative for customers while it helped the Bank to lengthen the average term of funds and reduced long CER adjusted position. On the other hand, the decrease in rescheduled deposits is mainly related to the completion of the first and second swap option launched by the Government – which resulted in the delivery of Government bonds to the depositors - the payment of amounts ordered by legal injunctions and the scheduled maturity of those funds. Foreign currency denominated deposits in the Bank grew 113.7% in the last twelve-month period, amounting to US$ 276 million (Ps.821 million) as of December 31, 2004 and increasing its market share by 370 b.p. Furthermore, BBVA Banco Francés also has a leading position in CER adjusted deposits, with a 24% market share.

The decrease in current accounts, as compared to the previous quarter, is mainly related to the reclassification of interest bearing current accounts into saving accounts, in accordance to communication “A” 4249 from the Central Bank.

Other Funding Sources

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
Lines from other banks	253,505	718,033	1,190,013	-64.69%	-78.70%
Loans from the Central Bank	1,855,115	1,860,954	1,826,546	-0.31%	1.56%
Other loans from the Central Bank	35,536	29,649	225,222	19.86%	-84.22%
Repo agreements	—	—	307,945	—	-100.00%
Negotiable Obligations	322,517	345,679	356,371	-6.70%	-9.50%
Other banking liabilities	2,466,673	2,954,315	3,906,097	-16.51%	-36.85%
Subordinated Debt	60,307	69,334	68,077	-13.02%	-11.41%
Total other funding sources	2,526,980	3,023,649	3,974,174	-16.43%	-36.41%

Changes shown in the above chart are affected by the depreciation of the peso. It is important to mention that Loans from the Central Bank are related to the financial support received during the 2002 liquidity crisis, plus other loans granted by the Central Bank to acquire government bonds (BODEN 2012) on behalf of those depositors who participated in Swap I, that were later cancelled during the June 2004 quarter.

Other dollar funding sources in thousands of dollars	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
Lines from other banks	84,405	203,565	404,314	-58.54%	-79.12%
Negotiable Obligations	108,453	115,902	121,504	-6.43%	-10.74%
Repo agreements	—	—	104,993	—	-100.00%
Other banking liabilities	192,858	319,468	630,811	-39.63%	-69.43%
Subordinated Debt	20,279	20,000	20,229	1.40%	0.25%
Total other funding sources	213,138	339,468	651,041	-37.21%	-67.26%

Foreign currency funding sources, expressed in dollars, are shown in the above chart. The decrease in Total other funding sources as compared to December 2003 quarter was mainly driven by: (i) the sale of Banco Francés Cayman, (ii) the cancellation of a US$102.9 million repo agreement granted by BBVA, with a new US$64 million loan as counterpart registered in Lines from other banks, (iii) the capitalization of a US$77.7 million loan granted by BBVA, and (iv) the payment of foreign funding sources for a total amount of US$40 million.

The decrease as compared to the September 2004 quarter is mainly explained by the recent capitalization of a US$77.7 million loan granted by BBVA and the payment of foreign funding sources for a total amount of US$40 million.

Asset Quality

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos except percentages	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
Nonaccrual financing (1)	117,116	180,744	817,668	-35.20%	-85.68%
Allowances	133,875	151,439	469,859	-11.60%	-71.51%
Nonaccrual financing/ total financing	1.26%	1.94%	9.29%	-34.98%	-86.41%
Allowances /nonaccrual financing	114.31%	83.79%	57.46%	36.43%	98.93%

Total financing includes loans and Other banking receivables and Guarantees granted by the Bank

(1)	Nonaccrual financing include all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

Asset quality showed a sustained improvement since the beginning of the 2001 and 2002 crisis. The Bank’s efforts in the restructuring process and risk control resulted in a successful performance. The non-performing ratio in respect of all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) reached 1.26% as of December 31, 2004, with a coverage ratio of 114.3%.

The following chart shows the evolution of Allowance for loan losses, which includes allowances related to Other banking receivables. The Increase is mainly explained by loan loss provisions on non-performing loans accounted for during the quarter. In turn, the Decrease account is mainly explained by the write-offs of the quarter and the reclassification of non-performing loans, after the conclusion of the restructuring process.

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos except percentages	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
Balance at the beginning of the quarter	140,369	146,631	552,734	-4.27%	-74.60%
Increase	20,400	11,178	(8,166)	-82.50%	-349.82%
Exchange difference - Foreign trade loans	—	—	(1)	—	-100.00%
Provision increase/decrease - Exchange rate difference	(139)	390	2,052	-135.64%	-106.77%
Decrease	(31,888)	(17,830)	(120,883)	78.84%	-73.62%
Balance at the end of the quarter	128,742	140,369	425,736	-8.28%	-69.76%

Income from services net of other operating expenses

Net income from Services maintained its strong performance, growing 27.3% and 8.3% as compared to the December 2003 and September 2004 quarter, respectively.

Once again fee income remained as an alternative source of income. A higher activity level, combined with the impact of a larger customer base and the launching of new products, mainly drove the positive behavior. Service charges on deposit accounts, credit card fees and insurance were particularly high.

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos except percentages	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
Net income from services	81,584	75,325	64,098	8.31%	27.28%
Service charge income	93,593	87,162	77,088	7.38%	21.41%
Service charges on deposits accounts	35,202	32,929	30,093	6.90%	16.98%
Credit and operations	17,149	16,121	14,868	6.37%	15.34%
Insurance	4,401	3,697	2,839	19.05%	55.01%
Capital markets and securities activities	1,815	2,778	4,300	-34.66%	-57.79%
Fees related to Foreign trade	6,818	7,328	5,344	-6.96%	27.57%
Other fees	28,208	24,309	19,644	16.04%	43.60%
Services Charge expense	(12,009)	(11,837)	(12,991)	1.45%	-7.55%

Income related to foreign currency exchange transactions is not accounted for in Net income from services but it is in Net financial income. As of December 2004, such income amounted to approximately Ps.21.1 million, compared to Ps.17.5 million and Ps. 18.5 million registered in the December 2003 and September 2004 quarters, respectively. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branches and its ATM network as well as over the Internet. The Bank has also recently started to sell and purchase Euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in thousands of pesos except percentages	12/31/04	09/30/04	12/31/03	09/30/04	12/31/03
Administrative expenses	(139,828)	(122,142)	(141,005)	14.48%	-0.83%
Personnel expenses	(76,018)	(59,476)	(67,855)	27.81%	12.03%
Electricity and Communications	(3,844)	(3,882)	(4,349)	-0.98%	-11.61%
Advertising and Promotion	(6,894)	(6,513)	(5,595)	5.85%	23.22%
Honoraries	(6,627)	(7,399)	(6,678)	-10.43%	-0.76%
Taxes	(3,948)	(3,500)	(4,135)	12.80%	-4.52%
Organization and development expenses	(5,870)	(5,995)	(13,064)	-2.09%	-55.07%
Amortizations	(6,835)	(7,179)	(10,464)	-4.79%	-34.68%
Other	(29,792)	(28,198)	(28,865)	5.65%	3.21%

Administrative expenses showed a -0.8% decrease as compared to the same quarter of the previous fiscal year and increased 14.5% compared to the September 2004 quarter.

Lower Organization and development expenses and a decrease in Amortization, partially offset by an increase in Personnel expenses, mainly explain the slight decrease in Administrative expenses compared to the December 2003 quarter. Likewise, higher Personnel expenses due to the provisioning of annual bonuses mainly explain the increase as compared to the September 2004 quarter.

As of December 31, 2004, the Bank had 3,577 employees—including consolidated companies except for the Consolidar Group—and a network of 228 consumer branches, 27 branches specialized in the middle-market segment, and 36 offices of Credilogros.

Other Income/expenses

Other income/expenses for the second quarter reflected a Ps.141.1 million loss, compared to a Ps.63.5 million and Ps.149.9 million loss registered in the December 2003 and September 2004 quarters, respectively. As previously mentioned, the December 2004 figures were negatively impacted by: i) a Ps.51 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance to Central Bank’s regulations—which does not imply that the Bank has waived its right to seek a compensation for this loss, ii) the registration of general provisions, and iii) the provisions made during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Income tax.

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2004 and 2003, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, responded to the above mentioned note, indicating that in its opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendency of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

As of December 31, 2004 and 2003, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting Ps. 118 million and Ps.185.5 million, respectively.

Income from equity investments

Income from equity investments sets forth net income from related companies, which are not consolidated, including mainly the Consolidar Group. As of December 31, 2004, the Bank registered a Ps.6.5 million gain from its stake in the Consolidar Group.

Capitalization

As of December 31, 2004 BBVA Banco Francés’s shareholders equity amounted to Ps. 1.6 billion with Ps.1,2 billion excess capital over minimum requirements in accordance to Central Bank regulations.

	Quarter ended		% Change vs.
in thousands of pesos except percentages	12/31/04	09/30/04	09/30/04
Central Bank Minimum Capital Requirements	466,595	447,754	4.21%
Allocated to Asset at Risk	232,962	221,730	5.07%
Allocated to Inmobilized Assets	137,918	142,651	-3.32%
Market Risk	27,767	11,229	147.28%
Interest Rate Risk	35,612	38,978	-8.64%
Loans to Public Sector and Securities in Investment	32,336	33,166	-2.50%
Bank Capital Calculated under Central Bank Rules	1,656,396	1,304,456	26.98%
Core Capital	1,703,124	1,342,699	26.84%
Supplemental Capital	(73,371)	(47,027)	56.02%
Deductions	(145,632)	(161,790)	-9.99%
Minority Interest	172,275	170,574	1.00%
Excess over Required Capital	1,189,801	856,702	38.88%

On November 17 the Bank ended the thirty-day subscription period stated for the exercise of the preemptive and accretion rights regarding the issuance of 103,232,874 common book entry shares of $1 nominal value and one vote per share, entitled to dividends on the same conditions as the outstanding shares of the company.

The offer was carried out by the capitalization of certain eligible assets and cash, and took place in Argentina. The price set for the new shares was Ps. 3.53 and the issue was fully subscribed—considering both those subscribed exercising the preemptive right and those subscribed by accretion rights. Accordingly the capital stock of BBVA Banco Francés increased from 368,128,432 shares to 471,361,306 shares. As a result of the capitalization, Banco Bilbao Vizcaya Argentaria S.A.—main shareholder of BBVA Banco Francés – owns 75.97% of BBVA Banco Francés’s capital stock.

Additional information

	Quarter ended			% Change Qtr ended 12/31/04 vs. Qtr ended
in pesos except percentages	31/12/04	30/09/04	31/12/03	30/09/04	31/12/03
- Exchange rate	2.9738	2.9825	2.9330	-0.29%	1.39%
- Quarterly CER adjustment (CPI)	1.10%	1.45%	0.83%	-24.14%	32.28%

Recent developments

• The BCRA has observed certain items and recording criteria that gave rise to the compensation being requested for the asymetric convertion of foreign currency denominated assets and liabilities into pesos.

Through several letters sent to the BCRA, the Bank has requested the release of BODEN 2012 corresponding to the compensation, which is not objected by the above authorities. Additionally, it has informed the acceptance of certain adjustments determined by the BCRA to the compensation amount, and rejecting other adjustments.

The effect of such differences totaled Ps. 280.4 million. As of December 31, 2004 the Bank has charged off the assets being observed by the Central Bank – which does imply that the Bank has waived its claims to those amounts.

As of December 31, 2004 the Bank records under Public sector bonds a compensatory asset (BODEN 2012) amounting to Ps. 78.4 million.

• The offer of the Argentine Government to exchange eligible debt securities in default in an amount of up to approximately US$80 billion began on January 14, 2005. The terms of the exchange included major reductions in face amounts and interest rates and extensions in the payment terms. The exchange offer launched by the Argentine Government included three types of exchange bonds which basic terms were established in Executive Order No. 1735/04: Par Bonds, Quasi-Par Bonds and Discount Bonds. The period to tender eligible securities pursuant to the exchange offer ended on February 25, 2005. On March 3, 2005 the Argentine Government formally announced that 76% of the holders of the debt chose to accept the Argentine Government’s restructuring offer. The Argentine Government has indicated that it has no plans to make any payments in respect of the debt that has not been restructured. The settlement of the exchange offer is still pending. With this debt restructuring, the Argentine Government has now left its default situation behind. Negotiations with the IMF are expected to resume in the near future.

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in the markets for BBVA Banco Francés’s products and services; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) macroeconomic, regulatory, political or governmental changes; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this fourth quarter earnings will be held on Wednesday, March 9, at 10:00 A.M. New York time - 12:00 A.M. Buenos Aires time. If you are interested in participating please dial (719) 457-2652 at least 5 minutes prior to our conference. Confirmation code: 2469246. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

(in thousands of pesos)	12/31/04	09/30/04	06/30/04	12/31/03
ASSETS :
Cash and due from banks	1,633,821	1,722,380	1,403,253	1,543,132
Government and Private Securities	1,920,901	1,340,456	1,551,973	2,562,742
- Investment account	729,084	795,878	799,069	1,174,901
- Trading account (listed securities)	751,581	97,236	23,674	313,733
- Unlisted	492,902	486,098	780,767	1,066,840
- Listed Private Securities	2,659	16,726	3,553	7,268
Less: Allowances	(55,325)	(55,482)	(55,090)	—
Loans	8,381,197	8,318,566	7,937,432	7,596,676
- Advances	272,275	321,035	301,982	154,098
- Notes discounted and purchased	251,332	289,001	254,670	200,061
- Secured with mortgages	401,064	415,924	429,951	415,885
- Car secured loans	25,943	14,962	8,391	5,390
- Credit cards	252,511	231,348	238,887	192,099
- Loans to financial sector	41,285	30,023	9,938	77,558
- Loans to public sector	3,983,624	3,880,252	3,938,754	3,934,954
- Other	1,146,470	1,055,530	746,646	956,954
Less: Unaccrued interest	(924)	(620)	(550)	(298)
Plus: Interest & FX differences receivable	2,129,581	2,216,307	2,140,227	2,016,131
Less: Allowance for loan losses	(121,964)	(135,196)	(131,464)	(356,156)
Other banking receivables	958,954	785,493	783,061	1,589,511
- Compensatory Bond	—	109,125	110,282	250,149
- Repurchase agreements	359,341	—	—	557,270
- Unlisted private securities	99,691	106,489	157,605	223,830
- Unlisted Private securities :Trustees	18,043	25,562	28,545	76,496
- Other banking receivables	488,657	549,490	501,796	551,346
- Less: provisions	(6,778)	(5,173)	(15,167)	(69,580)
Investments in other companies	253,620	248,649	241,212	229,030
Intangible assets	811,500	839,095	871,003	905,616
- Goodwill	32,088	33,745	35,403	38,718
- Organization and development charges	40,123	42,186	46,026	55,341
- Assets related to legal injunctions	739,289	763,164	789,574	811,557
Other assets	575,996	566,006	579,890	794,602

Total assets	14,535,989	13,820,645	13,367,824	15,221,309

	12/31/04	09/30/04	06/30/04	12/31/03
LIABILITIES:
Deposits	9,210,353	8,567,442	8,318,128	8,191,187
- Demand deposits	1,675,233	2,522,467	2,400,939	2,263,190
- Saving accounts	2,395,535	1,518,426	1,512,457	1,167,438
- Time deposits	4,390,587	3,714,010	3,300,596	3,552,037
- Rescheduled deposits - CEDROS	458,837	543,781	918,609	1,043,539
- Other deposits	290,161	268,758	185,527	164,983
Other banking Liabilities	3,258,044	3,422,701	3,250,603	4,565,902
Other provisions	236,690	385,642	345,513	467,870
- Other contingencies	232,776	375,643	332,693	423,926
- Guarantees	3,914	9,999	12,820	43,944
Subordinated debt	60,307	69,334	69,246	68,077
Other liabilities	131,066	70,089	65,942	156,787
Minority interest	21,077	20,261	20,222	21,089

Total liabilities	12,917,537	12,535,469	12,069,654	13,470,912

Total stockholders’ equity	1,618,452	1,285,176	1,298,170	1,750,397

Total liabilities + stockholders’ equity	14,535,989	13,820,645	13,367,824	15,221,309

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

(in thousands of pesos)	12/31/04	09/30/04	06/30/04	12/31/03
INCOME STATEMENT
Financial income	242,043	257,063	284,145	180,350
- Interest on Cash and Due from Banks	4,388	3,079	2,618	2,784
- Interest on Loans Granted to the Financial Sec.	711	309	94	167
- Interest on Overdraft	7,016	7,006	5,810	5,307
- Interest on Notes discounted and purchased	3,315	3,909	1,844	(79)
- Interest on mortgages	10,882	11,116	11,425	11,434
- Interest on car secured loans	543	382	258	159
- Interest on Credit Card Loans	4,585	3,852	4,197	4,348
- Interest on Other Loans	26,887	24,755	22,914	24,554
- Income from securities and short term investments	18,191	9,888	9,415	(21,267)
- Interest on Government guaranteed loans Decreet1387/01	56,005	56,777	54,855	58,889
- From Other Banking receivables	1,963	1,857	1,661	1,626
- CER	82,821	112,415	129,059	58,480
- CVS	41	(9)	13,190	44,667
- Foreign exchange difference	18,752	19,553	26,235	—
- Other	5,943	2,174	570	(10,719)
Financial expenses	(106,047)	(123,872)	(127,654)	(108,503)
- Interest on Current Account Deposits	(5,987)	(6,200)	(5,159)	(4,014)
- Interest on Saving Account Deposits	(751)	(721)	(911)	(1,300)
- Interest on Time Deposits	(32,692)	(25,281)	(23,016)	(40,071)
- Interest on Other Banking Liabilities	(5,107)	(6,605)	(4,993)	(18,176)
- Other interests (includes Central Bank)	(18,670)	(23,675)	(24,324)	(26,001)
- Mandatory contributions and taxes on interest income	(8,401)	(9,960)	(12,059)	(13,282)
- CER	(34,217)	(51,193)	(56,611)	(29,606)
- Foreign exchange difference	—	—	—	35,093
- Other	(222)	(237)	(581)	(11,146)
Net financial income	135,996	133,191	156,491	71,847
Provision for loan losses	(20,400)	(11,178)	(1,671)	8,166
Income from services, net of other operating expenses	81,584	75,325	70,336	64,098
Administrative expenses	(139,828)	(122,142)	(118,926)	(141,005)
- Personnel expenses	(76,021)	(59,475)	(57,375)	(67,855)
- Directors and Syndics’ Fees	(56)	(68)	(68)	(57)
- Other Fees	(6,571)	(7,331)	(5,618)	(6,621)
- Advertising and Publicity	(6,894)	(6,483)	(6,172)	(5,595)
- Taxes other than income tax	(3,948)	(3,500)	(3,709)	(4,135)
- Other Operating Expenses	(36,890)	(35,923)	(36,904)	(47,903)
- Other	(9,448)	(9,362)	(9,080)	(8,839)
Income (loss) from equity investments	8,341	7,438	8,197	(20,855)
Net Other income	(141,126)	(149,874)	(117,238)	(63,493)
Income (loss) from minority interest	(1,148)	(40)	129	2,146
Income before tax	(76,581)	(67,280)	(2,682)	(79,096)
Income tax	49,432	54,286	(11,514)	(507)

Net income	(27,149)	(12,994)	(14,196)	(79,603)

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

(in thousands of pesos)	12/31/04	09/30/04	06/30/04	12/31/03
ASSETS :
Cash and due from banks	1,633,821	1,722,380	1,403,253	1,398,612
Government and Private Securities	1,920,901	1,340,456	1,551,973	1,910,429
- Investment account	729,084	795,878	799,069	529,532
- Trading account (listed securities)	751,581	97,236	23,674	313,011
- Reverse repurchase agreements w/Central Bank	—	—	—	—
- Unlisted	492,902	486,098	780,767	1,066,840
- Listed Private Securities	2,659	16,726	3,553	1,046
Less: Allowances	(55,325)	(55,482)	(55,090)	—
Loans	8,381,197	8,318,566	7,937,432	5,939,446
- Advances	272,275	321,035	301,982	154,039
- Notes discounted and purchased	251,332	289,001	254,670	199,700
- Secured with mortgages	401,064	415,924	429,951	415,870
- Car secured loans	25,943	14,962	8,391	4,856
- Credit cards	252,511	231,348	238,887	192,029
- Loans to financial sector	41,285	30,023	9,938	37,434
- Loans to public sector	3,983,624	3,880,252	3,938,754	2,897,351
- Other	1,146,470	1,055,530	746,646	956,954
Less: Unaccrued interest	(924)	(620)	(550)	(298)
Plus: Interest & FX differences receivable	2,129,581	2,216,307	2,140,227	1,437,667
Less: Allowance for loan losses	(121,964)	(135,196)	(131,464)	(356,156)
Other banking receivables	958,954	785,493	783,061	1,539,153
- Compensatory Bond	—	109,125	110,282	250,149
- Repurchase agreements	359,341	—	—	557,270
- Unlisted private securities	99,691	106,489	157,605	223,830
- Unlisted Private securities :Trustees	18,043	25,562	28,545	76,496
- Other banking receivables	488,657	549,490	501,796	500,988
- Less: provisions	(6,778)	(5,173)	(15,167)	(69,580)
Investments in other companies	253,620	248,649	241,212	1,666,373
Intangible assets	811,500	839,095	871,003	905,616
- Goodwill	32,088	33,745	35,403	38,718
- Organization and development charges	40,123	42,186	46,026	55,341
- Assets related to legal injunctions	739,289	763,164	789,574	811,557
Other assets	575,996	566,006	579,890	792,788

Total assets	14,535,989	13,820,645	13,367,824	14,152,417

	12/31/04	09/30/04	06/30/04	12/31/03
LIABILITIES:
Deposits	9,210,353	8,567,442	8,318,128	7,659,108
- Demand deposits	1,675,233	2,522,467	2,400,939	2,004,198
- Saving accounts	2,395,535	1,518,426	1,512,457	1,167,438
- Time deposits	4,390,587	3,714,010	3,300,596	3,280,797
- Rescheduled deposits - CEDROS	458,837	543,781	918,609	1,043,539
- Other deposits	290,161	268,758	185,527	163,136
Other banking Liabilities	3,258,044	3,422,701	3,250,603	4,030,824
Other provisions	236,690	385,642	345,513	467,710
- Other contingencies	232,776	375,643	332,693	423,766
- Guarantees	3,914	9,999	12,820	43,944
Subordinated debt	60,307	69,334	69,246	68,077
Other liabilities	131,066	70,089	65,942	155,212
Minority interest	21,077	20,261	20,222	21,089

Total liabilities	12,917,537	12,535,469	12,069,654	12,402,020

Total stockholders’ equity	1,618,452	1,285,176	1,298,170	1,750,397

Total liabilities + stockholders’ equity	14,535,989	13,820,645	13,367,824	14,152,417

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

(in thousands of pesos)	12/31/04	09/30/04	06/30/04	12/31/03
ASSETS
Cash and due from banks	1,666,617	1,776,734	1,438,298	1,639,154
Government Securities	2,476,948	1,887,158	2,188,583	3,042,451
Loans	9,268,723	9,186,255	8,678,493	8,336,352
Other banking receivables	975,241	794,525	825,892	1,611,034
Investments in other companies	47,540	45,324	45,240	42,630
Other assets	1,533,015	1,560,942	1,598,821	1,864,638

TOTAL ASSETS	15,968,084	15,250,938	14,775,327	16,536,259

	12/31/04	09/30/04	06/30/04	12/31/03
LIABILITIES
Deposits	8,993,780	8,398,805	8,164,745	8,078,216
Other banking liabilities	3,274,387	3,426,752	3,269,172	4,592,484
Other liabilities	1,909,187	1,969,630	1,877,084	1,954,129
Minority interest	172,278	170,575	166,156	161,033

TOTAL LIABILITIES	14,349,632	13,965,762	13,477,157	14,785,862

TOTAL STOCKHOLDERS’ EQUITY	1,618,452	1,285,176	1,298,170	1,750,397

STOCKHOLDERS’ EQUITY + LIABILITIES	15,968,084	15,250,938	14,775,327	16,536,259

	12/31/04	09/30/04	06/30/04	12/31/03
NET INCOME
Net Financial Income	190,074	187,514	192,879	119,982
Provision for loan losses	(20,400)	(11,178)	(1,671)	8,166
Net Income from Services	137,279	138,447	126,561	111,541
Administrative expenses	(190,581)	(168,267)	(159,227)	(184,218)
Net Other Income	(187,812)	(209,610)	(156,018)	(143,693)
Income (loss) from minority interest	(3,671)	(3,638)	(3,833)	11,108

Income before tax	(75,111)	(66,732)	(1,309)	(77,114)

Income tax	47,962	53,738	(12,887)	(2,489)

Net income	(27,149)	(12,994)	(14,196)	(79,603)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 7, 2005	By:	/s/ MARCELO G. CANESTRI
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer